IN THE NEWS

PIMCO Proposes
Consolidation of Fund Families

We're pleased to announce a proposal to restructure and consolidate the PIMCO Advisors Funds with the institutional PIMCO Funds family. If approved by shareholders, all of the funds will fall under the "PIMCO Funds" banner. Each of our stock and bond funds will continue to utilize the same PIMCO Advisors investment firms.* If the consolidation is approved you'll experience a host of potential benefits.

STRONG PERFORMANCE HISTORIES To avoid duplication and confusion, several of our Funds will merge into existing institutional PIMCO Funds. In almost all cases, the funds' manager will stay the same. By and large, the institutional funds have strong track records and longer performance histories.

BOND FUND EXPENSES REDUCED In the future, the total expenses incurred by retail investors in our taxable bond funds will be substantially lower than they have been in the past.

EXPANDED FUND FAMILY By offering nine additional institutional PIMCO funds that have established track records our fund family will grow to 25 funds. That would give you added flexibility should your investment objectives change, or if you wish to make an exchange among our funds.

INVESTMENT CLOUT The consolidated fund family will be one of the largest fund complexes in the country. With the initial assets of $24 billion (based on current values), this size can mean greater cost efficiencies when buying and selling portfolio securities and negotiating fees.

CONSOLIDATION TIMING By now, all investors who owned shares of PIMCO Advisors Funds as of October 18, 1996 should have received one or more proxy statements and ballots. To avoid the cost of follow-up mailings, we urge these shareholders to cast their ballot as soon as possible. If the consolidation is approved, its anticipated that the changes would occur in mid-January.



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* If  approved,  the PIMCO  Advisors  Money  Market Fund will be merged into the
PIMCO Money Market Fund managed by PIMCO Advisors Pacific Investment Management Company.